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                             UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                               FORM 15


   CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.


                                                  Commission File Number 0-23830


                       CROP GROWERS CORPORATION
         (Exact name of registrant as specified in its charter)


                        10895 LOWELL, SUITE 300
                        OVERLAND PARK, KANSAS 66210
                           (913) 338-7800
       (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

                      Common Stock, $.01 par value
           (Title of each class of securities covered by this Form)


                              None
    (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

   Please place an X in the box(es) to designate, the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

              Rule 12g-4(a)(1)(i)   /X/       Rule 12h-3(b)(1)(i)   / /
              Rule 12g-4(a)(1)(ii)  / /       Rule 12h-3(b)(1)(ii)  / /
              Rule 12g-4(a)(2)(i)   / /       Rule 12h-3(b)(2)(i)   / /
              Rule 12g-4(a)(2)(ii)  / /       Rule 12h-3(b)(2)(ii)  / /
                                              Rule 15d-6            / /

   Approximate number of holders of record as of the certification or notice date: 1

   Pursuant to the requirements of the Securities Exchange Act of 1934 Crop Growers Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  April 30, 1998                By:  /s/ David E. Hill